
September 20, 2022

Michael Lee
President and Chief Executive Officer
UMeWorld Ltd
Unit B.12/F
Hang Seng Causeway Bay Building
28 Yee Wo Street
Causeway Bay
Hong Kong, China

> **Re: UMeWorld Ltd**
> **Amended Form 20-F for the Year Ended September 30, 2021**
> **Filed February 17, 2022**
> **File No. 000-30813**

Dear Mr. Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Form 20-F Filed on February 17, 2022

Cover Page

1. Please disclose prominently, following the cover page, that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether your VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that

Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. At the forefront of your filing prominently disclosure information regarding the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor, J&S Associates, or its participating auditor, HKCM CPA &Co. (a Hong Kong registered auditing firm) are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

3. At the forefront of your filing clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or your VIE conduct operations in China, that your VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors hold an interest.

4. At the forefront of your filing, and in the Liquidity and Capital Resources section on page 36, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and your consolidated VIE, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify

dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or your consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

D. Risk Factors, page 8

5.   In the forepart of your risk factors section, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your securities and cause the value of such securities to significantly decline or be worthless.

6.   We note that the PCAOB indicates that HKCM CPA & Co, a Hong Kong registered auditing firm, appears to have participated in J&S Associate's audit of your financial statements. We note that HKCM CPA & Co. is currently subject to the PCAOB's board's determination under the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

7.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security. Please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information of the Company
C. Organizational Structure, page 31

8. Revise your corporate structure diagram to <u>not</u> use solid lines with arrows when describing the VIEs. Instead consider using dashed lines without arrows when describing the VIEs. Also, revise to make it clear how UMeLook Limited (HK) owns UMeLook (Guangzhou) Information Technology Co. Ltd. (UMeLook GuangZhou). Your current diagram does not show a solid or a dashed line between these two entities.

9. We note your statement that, "These contractual arrangements allow us to exercise effective control over our VIE and receive substantially all of the economic benefits of our VIE" We also note your heading on page 32 which states, "Agreements that provide us with effective control over the VIE." In this regard, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

10. We note that your consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cash, page F-11

11. We note your statement that cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. This statement appears to contradict your statement on page 38. Please clarify and revise your disclosure to address the following:

- Disclose the jurisdiction that holds your cash and cash equivalents and address to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;
- Disclose any restrictions associated with the transfer of cash outside its current jurisdiction;
- Disclose how cash is transferred through your organization;
- Disclose your intentions to distribute earnings or settle amounts owed to the parent holding company; and
- State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, consolidated VIEs, and your U.S. investors, and quantify the amounts where applicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology